November 29, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 434-4661
Mr. John N. Hopkins
President and Chief Executive Officer
Kearny Financial Corp.
250 Valley Boulevard
Wood-Ridge, New Jersey 07075

Re:	Kearny Financial Corp.
	Amendment to Form S-1 filed on November 12, 2004
	File Number 333-118815

Dear Mr. Hopkins:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Financial Statements

1. We note your responses to our previous comments regarding your implementation of the pooling of interests between mutual enterprises for West Essex and Pulaski. We continue to believe that pooling treatment is appropriate for those transactions, but we object to your implementation of the pooling methodology. Therefore, please revise to address the following as were communicated to you in our conversation with your independent accountants on November 22, 2004:

* Please revise your financial statements to reflect the pooling of the entire entities of both West Essex and Pulaski. As such, you would no longer have minority interests reflected on your Balance
Sheet and Income Statement.

* Please revise Note 2 to more clearly disclose all the terms of the transactions.

* We have received your fax dated November 24, 2004 and do not object to your proposed treatment and revisions.

2. Please revise to update your financial statements as required by Rule 3-12 of Regulation S-X.

*	*	*

Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore at (202) 824-5482 or Kevin Vaughn at
(202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 824-5301 or me at (202) 942-2889 with any other questions.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Samuel J. Malizia, Esq.
	Tiffany A. Hasselman, Esq.
	Malizia Spidi & Fisch, PC
	1100 New York Avenue, NW - Suite 340 West
	Washington, DC  20005
Mr. John N. Hopkins
Kearny Financial Corp.
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